Exhibit A
                           LAWTER INTERNATIONAL, INC.
                                990 Skokie Blvd.
                              Northbrook, IL 60062



NEWS RELEASE                            For further information, please contact:
                                        Mr. Richard D. Nordman,President



                         LAWTER INTERNATIONAL ANNOUNCES
                TOP MANAGEMENT CHANGES EFFECTIVE JANUARY 1, 1996

        Northbrook, Illinois -- November 9, 1995 -- Lawter today announced that Daniel J. Terra, Founder of the Company and currently Chairman and Chief Executive Officer indicated that he was going to step down as Chief Executive Officer effective January 1, 1996, but will continue as Chairman of the Board. Mr. Terra and his family own approximately 33% of Lawter common stock. Also, Richard D. Nordman, currently President and Chief Operating Officer, has indicated his desire to step down effective January 1, 1996. He will remain as a Director and will become a Consultant to the Company effective January 1, 1996. Mr. Nordman stated that it has been a privilege to be part of the leadership of Lawter over the past 21 years. His reasons for stepping down are to fulfill personal and professional opportunities. He looks forward to continuing his affiliation with the Company. Daniel Terra stated "I am pleased that Mr.
Nordman will continue his involvement with the Company's affairs."

        The Board has elected John P. O'Mahoney, 39, Vice-Chairman and new Chief Executive Officer, effective January 1, 1996. Mr. O'Mahoney has been with Lawter for 19 years, and is currently Vice President/European Operations. Also, John P. Jilek, 43, who has been with Lawter for 15 years and is currently Vice President/Sales, has been elected President and Chief Operating Officer effective January 1, 1996. At the same time, Peter Samuelson, who has been with the Company for ten years and currently manages the U.S. West Coast operations and Mexico, has been appointed to the position of General Manager/European Operations, effective January 1, 1996.

        The Chairman stated: "European operations have grown rapidly over the past ten years with Mr. O'Mahoney's involvement and management. Europe accounts for more than 40% of Lawter's consolidated business and this experience uniquely qualifies Mr. O'Mahoney for this new role with the Company. Mr. Jilek, with previous General Manager experience in Europe, has had a leadership role in worldwide management and expansion, other than Europe, for the past five years."

        Headquartered in Northbrook, Illinois, Lawter is a specialty chemical manufacturer with 24 facilities in 15 countries. Major products are printing ink vehicles, specialty additives, synthetic resins, fluorescent colors and thermographic products and equipment. Major markets served are the graphic arts, coatings, adhesives and rubber compounding industries.